UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Amplify Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

Andrew K. Schinder

Chief Compliance Officer

Avenue Capital Group

11 West 42nd Street, 9th Floor

New York, New York 10036

(212) 878-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GL Energy Opportunities Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407	13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 201,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 201,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,375
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 59804T407	13D

Item 1. Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2017 (the “Original Schedule 13D”), Amendment No. 1 filed with the Securities and Exchange Commission on February 22, 2019 (“Amendment No. 1,), Amendment No. 2 filed with the Securities and Exchange Commission on May 7, 2019 (“Amendment No. 2) and Amendment No. 3 filed with the Securities and Exchange Commission on August 15, 2019 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”) relates to shares of common stock (the “Shares”) of Amplify Energy Corp. (formerly known as Midstates Petroleum Company, Inc.), a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 500 Dallas Street, Suite 1700, Houston, Texas 77002.

Item 2. Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Fund”); (ii) Avenue Capital Management II, L.P., a Delaware limited partnership; (iii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; (iv) Avenue Energy Opportunities Partners, LLC, a Delaware limited liability company; (v) GL Energy Opportunities Partners, LLC, a Delaware limited liability company; and (vi) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 11 West 42nd Street, 9th Floor, New York, New York 10036.

(c) The Fund is an investment partnership. Avenue Energy Opportunities Partners, LLC is the general partner of the Fund. GL Energy Opportunities Partners, LLC is the managing member of Avenue Energy Opportunities Partners, LLC. Avenue Capital Management II, L.P. is the investment adviser to the Fund. Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P. Marc Lasry is the managing member of GL Energy Opportunities Partners, LLC. Marc Lasry and Sonia Gardner are the managing members of Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4).

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 4 to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 201,375. Such aggregate number of Shares represents 0.5% of the common stock of the Issuer. The percentage reported in this Schedule 13D is calculated based upon 39,062,303 Shares outstanding as of July 31, 2023 as disclosed by the Issuer on its Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2019.

(b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of 201,375 Shares.

CUSIP No. 59804T407	13D

(c) The following transactions in the Shares by the Reporting Persons occurred since the filing of Amendment No. 3:

Transaction	Security	Date	Shares	Price
Sale	Common Stock, $0.01 par value per share	August 9, 2023	2,360,000	$7.36

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 10.1	Registration Rights Agreement dated August 6, 2019 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 6, 2019).

Exhibit 24.1	Power of Attorney of Marc Lasry, dated January 28, 2019 (incorporated by reference to Exhibit 24.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019).

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated February 22, 2019 (incorporated by reference to Exhibit 99.1 to Amendment No. 1. filed with the Securities and Exchange Commission on February 22, 2019).

CUSIP No. 59804T407	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

AVENUE ENERGY OPPORTUNITIES FUND, L.P.

By: Avenue Energy Opportunities Partners, LLC, its general partner

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

GL ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

MARC LASRY

/s/ Andrew K. Schinder as attorney-in-fact